Exhibit (a)(1)(E)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely pursuant to the Offer to Purchase, dated February 14, 2023, and the related Letter of Transmittal together with any amendments or supplements thereto. The Offer is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such state or any administrative or judicial action pursuant thereto. Purchaser may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such state.
Notice of Offer to Purchase for Cash
All Outstanding Shares of
Common Stock
of
Chembio Diagnostics, Inc.
at
$0.45 Net Per Share
by
Project Merci Merger Sub, Inc.,
a wholly-owned indirect subsidiary of
Biosynex SA
Project Merci Merger Sub, Inc. (“Purchaser”), a Nevada corporation and wholly-owned indirect subsidiary of Biosynex SA, a French société anonyme (“Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Chembio Diagnostics, Inc., a Nevada corporation (“CEMI”), at a price of $0.45 per Share, net to sellers in cash, without interest thereon and subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 14, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”). Following consummation of the Offer, and subject to the conditions described in the Offer to Purchase, Purchaser intends to effect the Merger described below.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M.,
NEW YORK CITY TIME, ON MARCH 14, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER
TERMINATED.
The purpose of the Offer is for Parent, through Purchaser, to acquire all equity interests in CEMI. The Offer, as the first step in the acquisition of CEMI, is intended to facilitate the acquisition of all outstanding Shares.
The Offer is made pursuant to the Agreement and Plan of Merger, dated January 31, 2023, by and among Parent, Purchaser and CEMI (the “Merger Agreement”). Pursuant to the Merger Agreement, following consummation of the Offer and satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Purchaser will merge (the “Merger”) with and into CEMI, with CEMI continuing as the surviving corporation in the Merger. Because the Merger will be effected pursuant to Nevada Revised Statutes (“NRS”) 92A.133, assuming the requirements of the statutory provision are met, no CEMI stockholder vote will be required to approve the Merger Agreement and consummate the Merger. As a result of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned by Parent and its subsidiaries, Shares held by CEMI as treasury shares and Shares owned by wholly-owned subsidiaries of CEMI) will be cancelled and automatically converted into the right to receive an amount in cash equal to the Offer Price and CEMI will cease to be a publicly traded company and will become a wholly-owned subsidiary of Parent.
On January 31, 2023, the board of directors of CEMI (the “CEMI Board”) unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, were fair to and in the best interests of CEMI and its stockholders, (ii) adopted, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) recommended, by resolution, that stockholders of CEMI accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

CEMI will file a Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) with the SEC and disseminate the Schedule 14D-9 to CEMI’s stockholders with the Offer to Purchase, Letter of Transmittal, and related documents. The Schedule 14D-9 will include a description of the CEMI Board’s reasons for approving and declaring advisable the Merger Agreement and the transactions contemplated thereby. Stockholders are encouraged to review Schedule 14D-9 carefully and in its entirety.
The Offer is not subject to any financing condition. The Merger Agreement provides that, among other things, the Offer is conditioned upon (a) there being validly tendered in the Offer and not withdrawn in accordance with the terms of the Offer, a number of Shares that, together with any Shares beneficially owned by Purchaser or its affiliates equals a majority of the voting power of the then issued and outstanding Shares (the “Minimum Condition”), (b) the Merger Agreement has not been terminated in accordance with its terms, and (c) the satisfaction or waiver by Purchaser of the other conditions to the Offer, as set forth in the Merger Agreement and Section 15—”Certain Conditions of the Offer” of the Offer to Purchase (the “Offer Conditions”). Following the consummation of the Offer, Purchaser intends to effect the Merger as promptly as practicable pursuant to NRS 92A.133.
Subject to the applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and terms and conditions of the Merger Agreement, Parent and Purchaser expressly reserve the right to waive, in whole or in part, any Offer Condition or modify the terms of the Offer, except that Parent and Purchaser are not permitted to waive the Minimum Condition and the condition that the Merger Agreement has not been terminated.
The Merger Agreement provides that Purchaser: (i) will extend the Offer for any minimum period required by rule or regulation of the SEC or its staff, any rule or regulation of Nasdaq (including in order to comply with Rule 14e-1(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in respect of any change in the Offer Price or as may be necessary to resolve any comments of the SEC, or any other applicable law, applicable to the Offer, Schedule 14D-9 or the Offer Documents; (ii) if, as of any then-scheduled Offer Expiration Time, any Offer Condition (other than those that by their nature are to be satisfied at the Offer Expiration Time) is not satisfied and has not been waived, may, and if requested by CEMI shall, extend the Offer on one or more occasions, for one or more successive extension periods of up to ten business days per extension (or such longer period as CEMI and Parent may agree), to permit such Offer Conditions to be satisfied; and (iii) if the sole such unsatisfied Offer Condition is the Minimum Condition, Purchaser may, and if requested by CEMI shall, extend the Offer thereafter for one or more successive extension periods of ten business days each (or any longer period as may be approved by CEMI), but Purchaser shall not be required to extend the Offer on more than three increments of ten business days each, but may, in its sole discretion, elect to do so. Notwithstanding the foregoing, in no event will Purchaser and Parent be required to extend the Offer beyond 11:59 p.m. on July 31, 2023. In addition, Purchaser shall immediately terminate the Offer upon the valid termination of the Merger Agreement.
The Offer will expire one minute after 11:59 p.m., New York City time, on March 14, 2023, which is the date that is 20 business days after the consummation of the Offer (the “Offer Expiration Time”), unless the Offer is extended or earlier terminated by Purchaser in accordance with the Merger Agreement. Shares tendered pursuant to the Offer may be withdrawn by following the procedures set forth in Section 4—“Withdrawal Rights” of the Offer to Purchase at any time on or prior to the Offer Expiration Time, and, if not previously accepted for payment at any time, after April 14, 2023, which is the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations.
If Purchaser and Parent extend the time period of the Offer, this extension extends the time that you will have to tender your Shares. Any extension, waiver, amendment of, delay in acceptance for payment or payment or termination or amendment of the Offer will be followed, as promptly as practicable, by public announcement, and in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Offer Expiration Time.
Purchaser is not providing for guaranteed delivery procedures. CEMI stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company (“DTC”) on March 14, 2023. For CEMI stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary and Paying Agent prior to one minute after 11:59 p.m., New York City time, on March 14, 2023.

In order to tender your Shares in the Offer, you must (a) follow the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase or (b) if your Shares are held through a broker, dealer, commercial bank, trust company or other nominee, contact such nominee and request they effect the transaction and tender your Shares. For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn if and when Purchaser gives written notice to Securities Transfer Corporation (“Depositary and Paying Agent”) of its acceptance for payment of those Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment will be made by deposit of the Offer Price for those Shares with the Depositary and Paying Agent. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.
For a withdrawal to be effective, a written notice of withdrawal from such CEMI stockholder must be timely received by the Depositary and Paying Agent at its address set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must follow the procedures described in Section 4—“Withdrawal Rights” of the Offer to Purchase.
All questions as to validity of the surrender of any certificates representing Shares (including questions as to proper completion or execution of any required documentation) and any notice of withdrawal, will be determined by Purchaser in its sole and absolute discretion which determination will be final and binding.
The receipt of cash as payment for Shares pursuant to the Offer or Merger will be a taxable transaction for United States federal income tax purposes. For a summary of the material United States federal income tax consequences of the Offer and Merger, see the Offer to Purchase. Holders of Shares should consult their own tax advisors regarding the United States federal income tax consequences in light of their particular circumstances, as well as tax consequences that may arise under other United States federal tax laws and laws of any state, local or non-United States taxing jurisdiction and possible effects of changes in such tax laws.
Information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
CEMI has provided Purchaser with its list of stockholders and with security position listings for the purpose of disseminating the Offer to Purchase, the Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on CEMI’s stockholder list and will be furnished to nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.
The Offer to Purchase, Letter of Transmittal, Schedule 14D-9 and related tender offer documents contain important information. Holders of Shares should carefully read such documents in their entirety before any decision is made with respect to the Offer.
Questions and requests for assistance and copies of the Offer to Purchase, Letter of Transmittal and all other tender offer materials may be directed to Alliance Advisors, LLC (“Alliance”) at its address and telephone number set forth below and will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Additionally, copies of the Offer to Purchase, Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. CEMI will pay all fees and expenses of Alliance and Depositary and Paying Agent in connection with the Offer. Neither Parent nor Purchaser will pay any fees or commissions to any nominee in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by CEMI for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:
[Alliance Advisors logo]
Alliance Advisors, LLC
200 Broadacres Drive
Bloomfield, New Jersey 07003
Toll-Free: 866-620-7692
Email: CEMI@allianceadvisors.com
February 14, 2023